April 1, 2024

VIA EDGAR – FORM RW

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:         Guerrilla RF, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-271065

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-271065) together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 3, 2023.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time due to current market conditions in the United States. The Registration Statement has not been declared effective by the Commission, and no securities have been sold or will be sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Guerrilla RF, Inc., 2000 Pisgah Church Road, Greensboro, North Carolina 27455 with an additional copy to the Registrant’s counsel, Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., 230 North Elm Street, Suite 2000, Greensboro, North Carolina 27401, Attention: Iain MacSween.

If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. MacSween at 336-271-3192.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

GUERRILLA RF, INC.

By:	/s/ Ryan Pratt
Ryan Pratt
Chief Executive Officer